FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Lee, Kheng Nam (Last) (First) (Middle) 6623 Dumbarton Circle (Street) Fremont, CA 94555 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 02/04/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

ActivCard Corp.
(ACTI)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	4,058,144	I	(1)
Common Stock	1	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Warrant (right to buy)	(2) / 2/9/05	Common Stock / 30,000	$5.00	D
Warrant (right to buy)	(2) / 5/3/05	Common Stock / 5,000	$71.03	D
Warrant (right to buy)	(2) / 6/27/06	Common Stock / 10,000	$12.24	D
Warrant (right to buy)	(2) / 6/27/07	Common Stock / 55,000	$6.60	D
Explanation of Responses:

(1) Represents shares held by Vertex Investment International (III) Inc., Vertex Investment (II) Ltd., Vertex Asia Limited and certain affiliated entities, as well as 10 shares held by the Reporting Person in trust for Vertex Investment International (III), Inc. The Reporting Person may be deemed, directly or indirectly, to be an affiliate of the Vertex entities. The Reporting Person disclaims beneficial ownership of all shares held by the Vertex entities.
(2) Vests and becomes exercisable with respect to 25% of the underlying shares on the first anniversary of the grant date and each year thereafter.

By:	Date:
/s/ Kheng Nam Lee	02/06/2003

** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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